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January 10, 2013

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:	Curtiss-Wright Corporation
Form 10-K
Filed February 24, 2012
File No. 1-00134
Definitive Proxy Statement on Schedule 14A
Filed March 22, 2012
File No. 1-00134

Dear Mr. O’Brien:

We are responding to your comment letter dated December 28, 2012 to Martin R. Benante, Chief Executive Officer of Curtiss-Wright Corporation relating to the above documents.

For ease of response, we have repeated the Staff’s comments in bold text preceding each response.

Form 10-K filed on February 24, 2012

Management’s Discussion and Analysis of Financial Condition and Results…, page 31 Sales, Page 38

1.	We note instances where two or more sources of material change have been identified, but the quantification of the amount that each source contributed to the change is not disclosed. As an example, your disclosure on page 38 states that sales increased $131 million, or 12%, primarily due to demand for your metal treatment services, increased sales of flight controls on Boeing aircraft as well as our Douglas acquisition, and higher sales in support of AP1000 and other operating reactor projects. As another example, we note your disclosure that operating income increased $25 million, or 14%, primarily due to higher sales volume in your Metal Treatment segment resulting in improved absorption of overhead costs, as well as contributions from your 2011 acquisitions of BASF Surface Technologies and IMR Test Labs. Please tell us your consideration of quantifying each source that contributed to a material change pursuant to the requirements of the related interpretive guidance in Section III. D of SEC Release 33-6835 Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations when preparing your MD&A Discussion.

Response

We consider in Section III. D of SEC Release 33-6835 in quantifying each source that contributes to a material change. We provide excerpts from the referenced guidance:

“Instruction 4 to Item 303(a) requires a discussion of the causes of material changes from year-to-year in financial statement line items "to the extent necessary to an understanding of the registrant's businesses as a whole." An analysis of changes in line items is required where material and where the changes diverge from changes in related line items of the financial statements, where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change, or where there are material increases or decreases in net sales or revenue.”

Additionally, “that the discussion need not recite amounts of changes readily computable from the financial statements and "shall not merely repeat numerical data contained in" such statements. However, quantification should otherwise be as precise, including use of dollar amounts or percentages, as reasonably practicable.”

The examples provided in your December 28, 2012 letter come from our consolidated discussion of year-over-year changes in sales and operating income. The factors contributing to the increases are addressed in more detail within our segment discussions and further detail in this section would be a repeat of disclosed or calculable data found elsewhere in the MD&A. We feel the overview provided in our consolidated discussion, supplemented with the additional information in our segment discussion provides sufficient detail to allow the reader to reasonably quantify and understand such contributing factors to the extent necessary and is as precise as reasonably practicable.

For example, our disclosure on page 38 references four contributing factors to the “$131 million, or 12%,” increase. The first factor, metal treatment services, is summarized on page 44 and reads “Sales increased $62 million, or 28%, over the prior year, due to increased demand across all business and markets”. Another factor, the impact of the Douglas Acquisition, can be reasonably calculated using both our Components of Sales and Operating Income Growth table on page 42, as well as our Flow Control Segment sales discussion.

Over the past several years, we have enhanced relevant quantitative disclosures to effectively improve transparency of our business to users of our financial statements (e.g. Consolidated Sales by Market, Components of Sales and Operating Income Growth, etc.). We acknowledge the Staff’s observation and will consider in Section III. D of SEC Release 33-6835 in our prospective filings.

Definitive Proxy Statement on Schedule 14A filed March 22, 2012

Compensation Discussion and Analysis, Page 15

2.	Please indicate where each named executive officer’s actual base salary fell with respect to the targeted range, and explain your reasons for paying any amount outside of such range.

Response

We acknowledge the Staff’s comment. In 2011, no named executive officer’s base salary fell outside the targeted range. In our 2012 Form 10-K, we will make a definitive statement disclosing if any named executive officer’s salary falls outside the targeted compensation range, and will also explain the reasons for paying any amount outside of such range.

In connection with responding to your comments, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding any of the items addressed in this letter, please contact me at (973) 541-3710, or in my absence, Glenn Coleman at (973) 541-3720.

Very truly yours,

/s/ Glenn E. Tynan
Glenn E. Tynan, VP Finance and
Chief Financial Officer